

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2012

Via E-mail
Steven Bisgay
Chief Financial Officer
Knight Capital Group, Inc.
545 Washington Boulevard
Jersey City, NJ 07310

> **Re: Knight Capital Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 001-14223**

Dear Mr. Bisgay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 15

Servicing our debt requires a significant amount of cash…, page 22

1. Please quantify your annual debt service requirements.

We may not have the ability to raise the funds necessary to pay the cash…, page 23

2. Please expand your risk factor to describe what constitutes a fundamental change that would trigger repurchase of the Notes and quantify the value of the Notes that are subject to repurchase provisions.

The conditional conversion features of the Notes, if triggered, may adversely…, page 23

3. Please expand your risk factor to identify the conditional conversion features of the Notes.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Financial Condition, Liquidity and Capital Resources, page 43

4. We note your disclosure that approximately 80.6% of your assets are cash or are readily convertible into cash. We also note that the level of these types of assets as a percentage of your total assets has declined each subsequent quarter, to only 66.4% as of September 30, 2011. Given the variability of these types of assets, please provide us and disclose in future filings a schedule detailing the assets you consider to be highly liquid for each balance sheet presented, and the estimated amount of time it would take to convert these assets into cash. In addition, tell us and disclose in future filings the amount of each asset class that has been pledged as collateral either voluntarily or contractually.

Liquidity and Capital Resources, page 44

5. We note that you are subject to earn out provisions related to your acquisitions of Knight Fixed Income's business and Urban. Please disclose the annual performance targets for each remaining year of the agreement and tell us why these agreements are not filed as exhibits.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page 64

Collateralized agreements and financings, page 65

6. It is not clear from your disclosure whether you offset repurchase and reverse repurchase transactions with the same counterparty. Please respond to the following:
   • Tell us whether you convert open-ended repurchase agreements and reverse repurchase agreements to overnight or date-certain agreements and describe the business purposes behind the changes. As part of your response, please

tell us the amounts converted to overnight or date-certain agreements and then netted at or near September 30, 2011 and December 31, 2010 and tell us whether the conversions were done at the request of the counterparty.

- To the extent you convert open-ended repurchase agreements and reverse repurchase agreements to date-certain agreements or overnight agreements on a regular basis, describe the typical time period of the date-certain agreement, whether any fees are paid to convert the agreements, and how the agreements regarding the changes are documented, such as whether the agreements specified upfront that at a date in the future the repurchase agreement and reverse repurchase agreement would convert to an overnight or date-certain maturity, or whether the changes are determined at a later date and documented separately at that date.

Schedule 14A

Compensation Discussion and Analysis, page 13

Performance Based Annual Awards, page 16

7. We note that your broad performance objectives included "Achievement related to strategic business objectives, goals and initiatives" and "Achievement of compliance goals (regulatory, legal and financial)." Please expand the discussion to more specifically describe the objectives, goals and initiatives applicable to each of your named executive officers.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Notes to Consolidated Financial Statements

Note 7 – Goodwill and Intangible Assets, page 22

8. We note that you have trading rights totaling $25.8 million as of September 30, 2011 recorded in your Market Making segment. Please respond to the following:
   - Tell us the nature of the intangible assets and when they were acquired.
   - Tell us whether you recorded any trading rights associated with the acquisition of the Kellogg DMM business units on December 31, 2010, and if not, why not.
   - Tell us the last time these intangibles were reviewed for impairment. In this regard, we note your disclosure on page nine of your 2010 Form 10-K and on page 47 of your September 30, 2011 Form 10-Q that you have experienced negative impacts to margins and revenues due to an increase in competition and improvements in execution quality for client order flow.
   - If these intangibles were reviewed for impairment, please tell us the results of your review, including any significant assumptions and other inputs used in your assessment.

Note 10 – Stock-Based Compensation, page 29

9. We note your disclosure on page 31 that you had $66.5 million of unamortized compensation related to unvested restricted awards outstanding as of September 30, 2011, and that such amount is recorded in Additional paid-in-capital. Please tell us the basis in the accounting literature you relied upon in recording this amount as Additional paid-in-capital, and please tell us where the offset to this transaction was recorded.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Trends, page 46

Trends Affecting Our Company, page 46

10. We note your disclosure on page 61 that during the first quarter of 2011, you began securitizing home equity conversion mortgages (HECMs) under your GNMA issuance authority. We also note your disclosure on page 48 that the two largest reverse mortgage originators exited the reverse mortgage business in 2011, in part due to declining home values and the inability to assess borrowers' financial health. Please respond to the following:
    *   Expand your disclosure to discuss your underwriting practices related to HECMs.
    *   Tell us what the reserves associated with your GNMA issuances relate to on page 57.
    *   Clarify whether you have provided any representations and warranties to the purchasers of the securities and, if so, whether you have experienced any claims with respect to these.

Item 3. Quantitative and Qualitative Disclosures About Market Risk, page 65

Liquidity Risk, page 66

11. We note your disclosure that you maintain a liquidity pool consisting of primarily cash and other highly liquid instruments at the corporate level to satisfy day-to-day funding needs, as well as potential cash needs in a strained funding environment. In future filings, please expand this disclosure to show the calculation of the liquidity pool, both at the balance sheet dates, and the average amounts outstanding during the periods. Additionally, please expand the discussion to provide the amount of uncommitted credit facilities which are fully available as of the balance sheet date, with a discussion of the situations where you may be unable to access the uncommitted facilities.

12. We note you disclosure on page 67 that you regularly perform liquidity stress
    testing based on a scenario that considers both market-wide stresses and
    company-specific stresses. Please expand this discussion to discuss the time
    horizon the stress scenarios measure. Additionally, expand this discussion to
    discuss whether the results of these tests indicated that you had sufficient liquidity
    under each of the stress scenarios performed.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

    You may contact Rahim Ismail at (202) 551-4965 or Stephanie Hunsaker at (202)
551-3512 if you have questions regarding comments on the financial statements and
related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202)
551-3675 with any other questions.

                                              Sincerely,

                                              /s/ Suzanne Hayes
                                              Suzanne Hayes
                                              Assistant Director